FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______       Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Intercepts 198 G/t Au Over 2M, Defines 410M X 395M Mineralized Footprint at K2 Zone

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 28, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 36 diamond drill holes that were completed as part of a drill program designed to expand on the recently discovered K2 Zone (May 10, 2023) located 725m north of Lotto and 2.2km north of Keats West on the west side of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s district-scale Queensway Project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

K2 Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Sb (%)	Zone
NFGC-22-952[2]	187.00	189.00	2.00	197.78		K2
Including	188.20	188.60	0.40	988.70
NFGC-22-1002[1]	132.30	143.90	11.60	1.62		K2
NFGC-22-1013[1]	202.95	209.00	6.05	6.47	<0.01	K2
Including	204.50	205.20	0.70	27.50	<0.01
NFGC-23-1303[1]	22.35	35.30	12.95	4.50	0.95	K2
Including	23.20	24.35	1.15	21.12	1.12
Including	25.00	25.45	0.45	12.05	10.45
NFGC-23-1310[1]	30.00	42.55	12.55	2.32	<0.01	K2
Including	40.85	41.60	0.75	10.10	<0.01
NFGC-23-1315[1]	22.00	35.00	13.00	2.38	<0.01	K2
Including	34.30	35.00	0.70	10.75	<0.01
NFGC-23-1387[1]	19.90	24.95	5.05	6.51	0.02	K2
Including	22.85	23.55	0.70	27.70	0.05
NFGC-23-1391[1]	6.00	9.90	3.90	13.72	0.04	K2
Including	7.50	8.00	0.50	20.60	0.21
Including	8.50	9.90	1.40	26.93	0.02
Table 1: K2 Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be [1]70% to 95% and [2]40% to 70% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

K2 Highlights:

  K2 is host to an impressive and complex system made up of multiple structures and crosscutting vein orientations that now spans a mineralized footprint of 410m long x 395m wide. The gold mineralization begins at surface and has been drill-defined down to a maximum depth of 250m.
  Much of the gold at K2 is found in the “K2 Main” structure (shown in red in Figure 3), a low-angle gold-bearing fault zone starting at surface that dips 40° to the south and shares a similar orientation to Keats West. K2 Main is made up of a complex network of associated structures forming a mineralized damage zone that averages 65m in thickness.
  The mineralization style at K2 consists of a series of stockwork and fault-fill style quartz veins with orientations that parallel K2 Main and crosscut it forming a broad domain of gold mineralized brittle faults, (shown in orange and purple in Figure 3). These veins are extensive - many of them are projected to make their way to surface and additional drilling is required to fully define this network.
  One such vein constituent of the greater K2 structure is “Stibnite” vein (shown in purple in Figure 3) that has returned several significant intervals including 4.50 g/t Au over 12.95m in NFGC-23-1303, 6.51 g/t Au over 5.05m in NFGC-23-1387 and 13.7 g/t Au over 3.90m in NFGC-23-1391. Stibnite is a near-surface high-grade vein that has been traced over a current strike length of 105m. This vein contains significant amounts of stibnite, an antimony-bearing sulphide mineral as reflected by the antimony assay results of 0.95% Sb over 12.95m in NFGC-23-1303 and 0.04% Sb over 3.90m in NFGC-23-1391. This is the first time this mineral association has been observed at Queensway North.

  198 g/t Au over 2.00m in NFGC-22-952 is found in a crosscutting vein that occurs immediately west of the AFZ and forms another important constituent of the greater K2 mineralized footprint. This interval demonstrates the high-grade potential of the K2 structure.

Melissa Render, VP of Exploration of New Found, stated: “Drilling at K2 has led to the discovery of a significant gold-bearing structural zone with a large and growing footprint that includes an array of veining and strong associated gold grades. Like Keats West, K2 is located west of the AFZ and gold is generally hosted in a low-angle, gently dipping structure, with the majority of mineralization found close to surface. With minimal drilling into this new zone, it is already apparent that the complexity and sheer number of associated veins at K2 far exceeds the system at Keats West. Additionally, the overall K2 zone shares many similarities with Keats Main, including general orientation and the presence of numerous, steeply dipping cross-structures. It is these complex environments that create opportune hosts for high-grade gold deposition and today’s highlight interval of 198 g/t Au over 2m gives us great enthusiasm that, like our flagship zones found 2.5km to the south, K2 can also host high-grade gold.

“The introduction of stibnite at K2 provides one additional curiosity; high-grade concentrations of stibnite are commonly observed at Fosterville near to high-grade epizonal gold zones. Through further drilling, we look forward to seeing if a similar association presents itself at Queensway. Exploration will remain focussed on expanding K2, which remains open in all directions and at depth, where limited drilling has been conducted below 150m vertical.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-924[1]	77.70	83.05	5.35	3.65	K2
And[1]	102.35	110.35	8.00	2.08
And[1]	122.85	125.00	2.15	1.21
NFGC-22-952[4]	46.00	48.20	2.20	6.54	Everest
Including	46.00	46.55	0.55	26.11
And[2]	179.00	181.00	2.00	1.47	K2
And[2]	187.00	189.00	2.00	197.78
Including	188.20	188.60	0.40	988.70
NFGC-22-972[2]	5.30	7.55	2.25	7.08	K2
Including	6.20	7.20	1.00	14.84
And[1]	139.15	141.35	2.20	2.54
And[2]	237.80	239.85	2.05	2.82
NFGC-22-987	No Significant Values				K2
NFGC-22-1002[1]	132.30	143.90	11.60	1.62	K2
NFGC-22-1013[4]	53.00	55.35	2.35	4.46	K2
Including	54.50	55.35	0.85	10.35
And[4]	78.50	80.85	2.35	1.12
And[4]	158.00	160.00	2.00	4.15
And[4]	177.85	180.10	2.25	1.07
And[1]	202.95	209.00	6.05	6.47
Including	204.50	205.20	0.70	27.50
And[1]	217.05	219.35	2.30	4.21
Including	218.45	219.35	0.90	10.60
NFGC-22-1024[1]	69.00	71.00	2.00	1.80	K2
And[1]	184.30	186.70	2.40	2.99
NFGC-23-1227[4]	91.00	93.10	2.10	2.09	K2
NFGC-23-1256	No Significant Values				K2
NFGC-23-1258[1]	321.00	323.00	2.00	1.17	K2
NFGC-23-1270	No Significant Values				K2
NFGC-23-1276	No Significant Values				K2
NFGC-23-1282[1]	78.45	80.65	2.20	1.04	K2
NFGC-23-1296	No Significant Values				K2
NFGC-23-1303[1]	22.35	35.30	12.95	4.50	K2
Including	23.20	24.35	1.15	21.12
Including	25.00	25.45	0.45	12.05
NFGC-23-1305	No Significant Values				K2
NFGC-23-1310[4]	5.55	7.75	2.20	1.59	K2
And[1]	30.00	42.55	12.55	2.32
Including	40.85	41.60	0.75	10.10
NFGC-23-1313[1]	23.90	28.20	4.30	1.53	K2
And[1]	31.80	34.05	2.25	1.56
NFGC-23-1314	No Significant Values				K2
NFGC-23-1315[1]	22.00	35.00	13.00	2.38	K2
Including	34.30	35.00	0.70	10.75
NFGC-23-1319[1]	37.55	46.60	9.05	1.29	K2
NFGC-23-1322[4]	58.00	60.00	2.00	4.64	K2
NFGC-23-1329[1]	195.40	197.40	2.00	1.39	K2
And[1]	221.85	228.60	6.75	2.32
NFGC-23-1338	No Significant Values				K2
NFGC-23-1344[1]	5.00	8.70	3.70	1.67	K2
NFGC-23-1345[4]	75.55	77.55	2.00	1.71	K2
NFGC-23-1351[1]	5.00	8.70	3.70	1.03	K2
NFGC-23-1355[4]	185.40	188.75	3.35	1.22	K2
And[3]	231.00	233.30	2.30	1.22
NFGC-23-1370[1]	178.85	181.00	2.15	1.34	K2
And[1]	182.60	184.65	2.05	1.01
And[1]	185.60	188.45	2.85	1.02
NFGC-23-1377	No Significant Values				K2
NFGC-23-1387[1]	19.90	24.95	5.05	6.51	K2
Including	22.85	23.55	0.70	27.70
NFGC-23-1391[1]	6.00	9.90	3.90	13.72	K2
Including	7.50	8.00	0.50	20.60
Including	8.50	9.90	1.40	26.93
NFGC-23-1392[1]	26.25	28.25	2.00	1.00	K2
And[1]	32.60	37.00	4.40	2.38
NFGC-23-1398[1]	32.75	36.15	3.40	5.99	K2
Including	35.00	35.70	0.70	20.60
NFGC-23-1522	No Significant Values				K2 West
NFGC-23-1546	No Significant Values				K2 West
Table 2: Summary of composite results reported in this press release for K2.

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be [1]70% to 95%, [2]40% to 70%, and [3]10% to 40% of reported intervals. [4]True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-924	300	-45	227	659018	5429879	K2
NFGC-22-952	300	-45	360	659249	5429986	K2
NFGC-22-972	272	-52	308	658964	5429766	K2
NFGC-22-987	300	-45	339	659252	5430042	K2
NFGC-22-1002	320	-60	194	658974	5429719	K2
NFGC-22-1013	320	-60	317	659000	5429765	K2
NFGC-22-1024	330	-45	239	658738	5429664	K2
NFGC-23-1227	345	-60	260	659140	5430512	K2
NFGC-23-1256	345	-60	251	659157	5430388	K2
NFGC-23-1258	320	-45	456	658988	5429388	K2
NFGC-23-1270	345	-60	305	659171	5430264	K2
NFGC-23-1276	75	-45	302	659071	5430206	K2
NFGC-23-1282	75	-45	395	658940	5430164	K2
NFGC-23-1296	75	-45	263	658891	5430078	K2
NFGC-23-1303	345	-60	227	658956	5430041	K2
NFGC-23-1305	345	-59	290	658655	5429522	K2
NFGC-23-1310	25	-45	65	658957	5430041	K2
NFGC-23-1313	15	-78	80	658956	5430041	K2
NFGC-23-1314	75	-45	263	658658	5429521	K2
NFGC-23-1315	270	-60	53	658956	5430041	K2
NFGC-23-1319	75	-45	386	658957	5430041	K2
NFGC-23-1322	75	-45	251	658772	5429570	K2
NFGC-23-1329	345	-60	299	658771	5429570	K2
NFGC-23-1338	75	-45.5	257	658843	5429992	K2
NFGC-23-1344	345	-59	251	659084	5430081	K2
NFGC-23-1345	344	-59	260	658642	5429645	K2
NFGC-23-1351	75	-45	254	659086	5430081	K2
NFGC-23-1355	74	-45.5	317	658741	5429818	K2
NFGC-23-1370	75	-45	251	658626	5429769	K2
NFGC-23-1377	345	-60	257	658626	5429769	K2
NFGC-23-1387	345	-45	50	658939	5430042	K2
NFGC-23-1391	345	-45	53	658907	5430027	K2
NFGC-23-1392	345	-45	104	658980	5429955	K2
NFGC-23-1398	345	-45	113	659021	5429957	K2
NFGC-23-1522	20	-45	212	658014	5429658	K2 West
NFGC-23-1546	353	-45	215	658015	5429656	K2 West
Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 39,400m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver. Samples that reached the upper limit of antimony for this method, were analyzed using atomic absorption spectrometry (ALS method code Sb-AA08).

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated August 28, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $47.5 million as of August 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: August 28, 2023	By:	/s/ Collin Kettell
Chief Executive Officer